UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

Standard & Poor’s Ratings Services (S&P) has today upgraded BBVA’s long-term rating (“Issuer Credit Rating – ICR”) to BBB from BBB-. The outlook remains stable.

At the same time, S&P has:

•	Affirmed BBVA’s Stand-Alone Credit Profile (SACP), which measures the intrinsic creditworthiness of a financial institution, at bbb+.

•	Upgraded BBVA’s short-term rating to A-2 from A-3.

•	Upgraded BBVA’s subordinated debt rating to BBB- from BB+.

•	Upgraded BBVA’s preference shares’ rating to BB from BB-.

Madrid, June 04, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 4, 2014	By:	/s/ María Luisa Gómez Bravo
	Name:	María Luisa Gómez Bravo
	Title:	Head of Investor Relations